Exhibit 99.29

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

BSR Real Estate Investment Trust (the “REIT”)

333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

Item 2.	Date of Material Change

March 5, 2025

Item 3.	News Release

The news release describing the material change referred to herein was issued by the REIT and released on March 5, 2025, disseminated through the newswire services of Cision and filed on the System for Electronic Document Analysis and Retrieval + (SEDAR+).

Item 4.	Summary of Material Change

On March 5, 2025, the REIT announced the appointment of Tom Cirbus as its Chief Financial Officer and Corporate Secretary effective March 17, 2025.

Item 5.	Full Description of Material Change

On March 5, 2025, the REIT announced the appointment of Tom Cirbus as the REIT’s Chief Financial Officer and Corporate Secretary effective March 17, 2025.

Mr. Cirbus previously spent 11 years in the investment banking division of Wells Fargo across the real estate, gaming, lodging and leisure coverage and equity capital markets teams. Prior to his time at Wells Fargo, he worked at KPMG as an analyst.

In connection with the appointment of Mr. Cirbus, Susan Rosenbaum will step down as the Interim Chief Financial Officer effective March 17 and continue in her role as the Chief Operating Officer.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the REIT who can answer questions regarding this material change report is as follows:

Susan Rosenbaum, Chief Operating Officer and Interim Chief Financial Officer

Tel:	501.371.6335

Item 9.	Date of Report

March 5, 2025